July 31, 2012 Via Overnight Delivery via EDGAR

ATTORNEYS AT LAW

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WRITER’S DIRECT LINE

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CLIENT/MATTER NUMBER

103133-0101

Mara L. Ransom, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549-3720

Re:	Tile Shop Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed July 31, 2012

File No. 333-182482

 Ladies and Gentlemen:

On behalf of Tile Shop Holdings, Inc. (the “Company” or “TS Holdings”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 27, 2012, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-182482) (the “Registration Statement”) filed with the Commission on July 23, 2012.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), revised to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 2.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Assistant Director Mara L. Ransom

July 31, 2012

Risk Factors, page 35

Risks Related to the TS Holdings, page 42

As a result of the Jumpstart Our Business Startups Act .. . ., page 48

1.	We note your response to comment 14 in our letter dated July 19, 2012, but we continue to believe that TS Holdings does not qualify as an emerging growth company. Accordingly, please remove this risk factor and any additional references to the company’s emerging growth company status. Alternatively, please provide your analysis as to why you believe that TS Holdings is not a successor pursuant to Rule 12g-3 of the Exchange Act. In this regard, we note that Rule 12b-2 of the Exchange Act includes “the acquisition of control of a shell company” within the definition of successor and that JWCAC is a shell company.

Response

In response to the Staff’s comment, the Company has deleted the referenced risk factor and any additional references to the Company’s emerging growth company status, and will proceed as a successor issuer to JWCAC.

Background of the Business Combination, page 67

2.	We note your response to comment 18 in our letter dated July 19, 2012. If material, please briefly describe the revisions to the preliminary financial projections made by each JWCAC’s and the Tile Shop’s management which resulted in the revised financial projections disclosed on page 73.

Response

In response to the Staff’s comment, the Company respectfully submits that the revisions to the preliminary financial projections made by each of JWCAC’s and The Tile Shop’s management that resulted in the revised financial projections disclosed on page 73 were not material. Nevertheless, the Company has revised the disclosure to provide more detail on the general nature of the revisions.

3.	We note your response to comment 25 in our letter dated July 19, 2012. Please include prominent disclosure in this section clarifying that JWCAC’s management is solely responsible for all models, valuations and opinions contained in the prospectus and that neither Citigroup nor Telsey Advisory group takes any responsibility for any of the matters in which either advisor was consulted.

Response

The Company has removed the references to Citigroup and Telsey Advisory Group (“Telsey”) from this section of the combined proxy statement and prospectus due to the limited nature of their engagement. Please see the response to Comment 4 below. In addition, in response to the Staff’s comment, the Company has included prominent disclosure clarifying that JWCAC’s management is solely responsible for all models, valuations, and opinions contained in the combined proxy statement and prospectus.

Assistant Director Mara L. Ransom

July 31, 2012

4.	Further, we note your statement in response to comment 25 of our letter dated July 19, 2012 that there is “no ‘report, valuation or opinion’ of Citigroup or Telsey Advisory Group included or summarized in the registration statement.” Please provide us with any report, opinion or appraisal related to any of the matters in which Citigroup or Telsey Advisory Group was consulted that was provided to JWCAC, TS Holdings, or any of their affiliates. Please also tell us why you believe that the assistance provided by Citigroup and Tesley Advisory Group does not constitute a report, opinion or appraisal materially related to the proposed transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In addition, please provide us with an analysis of any adjustments made by Citigroup or Telsey Advisory Group to the financial model that JWCAC’s management sent to Citigroup on May 25, 2012.

Response

In response to the Staff’s comment, JWCAC respectfully advises the Staff that neither Citigroup nor Telsey was engaged to render any valuation or fairness opinion in connection with the Business Combination, and neither Citigroup nor Telsey provided any report, opinion, or appraisal materially related to the proposed transaction. Citigroup and Telsey were engaged primarily to help identify potential investors who may wish to purchase JWCAC’s common stock in anticipation of the Business Combination.

JWCAC believes that the assistance provided by Citigroup and Telsey does not constitute a report, opinion, or appraisal materially related to the proposed transaction for purposes of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A for several reasons. Neither Citigroup nor Telsey was engaged or asked to provide, and neither did provide, any advice or opinion or view, oral or written, regarding the structure or terms of the Business Combination, the “fairness of the consideration to be offered to security holders” or the “fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates,” or any other material aspect of the Business Combination. The structure and proposed terms of the Business Combination originated with and were developed and refined solely by the management of JWCAC and The Tile Shop. JWCAC provided the financial model prepared by it to Citigroup and Telsey in order provide them with the basis on which JWCAC structured the transaction in connection with their efforts to indentify potential investors. Neither Citigroup nor Telsey made any adjustments to the financial model prepared by JWCAC, nor did they suggest any modifications to the structure and terms of the Business Combination. JWCAC also compiled a list of public companies that it viewed as being comparable to The Tile Shop post-Business Combination and provided that list to Citigroup and Telsey. This list is included on page 75 of the combined proxy statement and prospectus. JWCAC also respectfully advises the Staff that JWCAC’s board of directors did not consult with or rely upon Citigroup or Telsey in making its decision to approve the Business Combination. Neither advisor made any presentation to JWCAC’s management or the JWCAC board of directors, oral or written, nor were any materials that were prepared by either advisor used by the JWCAC board of directors to make its decision.

Assistant Director Mara L. Ransom

July 31, 2012

Given the limited nature of the services provided by Citigroup and Telsey as described above, JWCAC believes that no description of these services is required by Item 4(b) of Form S-4, and that such services do not constitute material information to JWCAC stockholders. Therefore, the Company has removed references to Citigroup and Telsey from this section of the combined proxy statement/prospectus.

JWCAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 71

5.	We note your response to comment 27 in our letter dated July 19, 2012. Please state clearly, if true, that the sole criteria used to select the comparable companies listed on page 75 is that the companies qualify as either a “high-growth” retailer, a “best-in-class” retailer, or a home improvement retailer. Please also clarify how you defined “high-growth” and “best-in-class” retailers. Additionally, please disclose your basis for the statement that “TS Holdings is likely to be considered to be in one or more of these categories by potential investors.”

Response

In response to the Staff’s comment, the Company has included disclosure that the sole criteria used to select the comparable companies listed is that each such company qualifies as either a “high-growth” retailer, a “best-in-class” retailer, or a home improvement retailer. The Company has also clarified how JWCAC defines “high-growth” and “best-in-class” retailer, and the basis for the statement that “TS Holdings is likely to be considered to be in one or more of these categories by potential investors.”

Assistant Director Mara L. Ransom

July 31, 2012

Unaudited Pro Forma Condensed Combined Financial Information, page 95

Unaudited Pro Forma Condensed Combined Balance Sheet, page 96

6.	We note your response to comment 33 in our letter dated July 19, 2012. As requested, please tell us how you determined that 100% of adjustment (K) relates to additional paid in capital. In this regard, redemptions for amounts in excess of the issue price of common stock would generally be removed from contributed capital at the same amount they were initially recorded at. Redemptions for less than original issue price would be removed from contributed capital at the amounts redeemed giving effect to par value of common stock. Please advise and revise.

Response

In response to the Staff’s comment, the Company respectfully submits that, on November 23, 2010, JWCAC sold 12,500,000 units in its initial public offering at a price of $10.00 per unit. JWCAC common stock has a par value of $0.0001 per share and, accordingly, JWCAC recorded $1,250 as part of “common stock” and $124,998,750 as part of “additional paid-in capital” in accounting for the proceeds of the initial public offering. Since the shares of common stock contain a redemption right not solely within the control of JWCAC, in accordance with ASC 480, JWCAC classified the redeemable shares outside of permanent equity as a liability. JWCAC recognizes changes in the redemption value immediately as they occur, with increases or decreases in the carrying amount of the redeembable common stock being effected by charges against paid-in capital. The redemption value is equal to the pro rata share of the aggregate amount of the JWCAC trust account, which was approximately $10.00 at June 30, 2012. Therefore, JWCAC previously recorded and adjusted for the redemption amount of the shares outside of permanent equity and, assuming no redemptions, Pro Forma Adjustment (C) properly records the elimination of this liability as an offset to additional paid-in capital based on the $10.00 redemption value as of June 30, 2012.

Pro Forma Adjustment (K) assumes, as described separately in the combined proxy statement and prospectus, that the estimated redemption price of 5,500,000 public shares of JWCAC will be $10.00 per share. Based on the historical accounting for the redeemable common stock, as well as Pro Forma Adjustment (C), which reclassified the redemption value to additional paid-in capital, the redemption of 5,500,000 public shares of JWCAC has been presented in Pro Forma Adjustment (K) as a reduction of $550 from “common stock” and a reduction of $54,999,450 from “additional paid-in capital” in the Unaudited Pro Forma Condensed Combined Balance Sheet.

In addition, in response to the Staff’s comment, the Company has revised the disclosure in Pro Forma Adjustment (K) to include the assumption that any redemptions of JWCAC common stock would be accounted for as set forth above.

7.	We note your response to comment 37 in our letter dated July 19, 2012. We understand your response to indicate that as a result of the Section 754 election, outside basis differences will become inside basis and result in inside tax basis exceeding book basis hence a deferred tax asset will be recorded for the tax effect of the difference. Likewise the additional tax basis resulting from the business combination will also give rise to additional tax basis but no additional book basis hence a deferred tax asset will be recorded for that difference. Please confirm our understanding is correct up to this point, or clarify it, and answer the following questions:

Assistant Director Mara L. Ransom

July 31, 2012

•	What is the disposition of the existing inside basis difference of $4.1 million upon making the Section 754 election and/or the business combination?

•	Is the business combination accounted for as an acquisition of Tile Shop’s assets or an acquisition of Tile Shop’s stock for tax purposes? If the latter, does the Section 754 election allow you to push the (presumably) higher stock basis to the assets of the corporation or does the election only apply to conduit entities?

•	If the inside basis differences immediately after consummation of the transaction are approximately $46 million and your statutory tax rate is 40% show us how you calculated the deferred tax asset which should reflect the tax effects of inside basis differences.

•	If it is an acquisition of Tile Shops assets or stock for tax purposes, explain to us your authoritative guidance for tax purposes for treating the acquisition as an acquisition of the Tile Shops as opposed to the reverse.

We may have further substantive comments upon review of your response.

Response

In response to the Staff’s comment, the Company confirms that the Staff’s understanding of the tax basis increase is generally correct and consistent with the Company’s disclosure in Pro Forma Adjustment (J), subject to the clarifications discussed below. As described below, the Business Combination will result in an increase in TS Holdings’ outside basis in its directly held membership interests in The Tile Shop. In addition, as a result of The Tile Shop’s election under Section 754 of the Code, TS Holdings will receive a deemed increase in a portion of The Tile Shop’s inside basis in its assets.

Background of the Business Combination

In exchange for the Cash Consideration, the Promissory Notes, and the Stock Consideration: (i) the Sellers other than Nabron will contribute their directly-owned membership interests in The Tile Shop to TS Holdings, and (ii) Nabron will contribute its membership interests in ILTS to TS Holdings. ILTS directly owns membership interests in The Tile Shop. Concurrently, the JWCAC stockholders will exchange each outstanding share of JWCAC common stock for one share of TS Holdings common stock. These transactions, taken together, are intended to qualify as a transaction governed by Section 351 of the Code and, accordingly, are non-taxable to the Sellers and the JWCAC stockholders, except to the extent of the Cash Consideration and the Promissory Notes received by each of the Sellers (collectively, the “Boot”). The gain recognized by the Sellers due to the receipt of a portion of the Boot will result in an increase in TS Holdings’ outside tax basis in the membership interests of The Tile Shop contributed to TS Holdings in the Business Combination.

TS Holdings will receive an increase in its outisde tax basis in its directly-held membership interests in The Tile Shop as a result of the gain recognized by the Sellers other than Nabron, since such gain relates to the contribution of directly-owned membership interests in The Tile Shop. The increase in the outside tax basis of the membership interests in The Tile Shop contributed to TS Holdings by the Sellers other than Nabron is approximately $85 million, which results in the $34 million deferred tax asset generated from the Business Combination referenced in Pro Forma Adjustment (J), assuming the Business Combination occurred on June 30, 2012. In addition, The Tile Shop’s election under Section 754 of the Code will result in TS Holdings receiving a deemed increase in the basis of a portion of The Tile Shop’s assets.

Assistant Director Mara L. Ransom

July 31, 2012

TS Holdings will also receive an increase in its outside tax basis in its membership interests in ILTS as a result of the gain recognized by Nabron in connection with the Contribution. However, since ILTS is treated as a taxable corporation for US tax purposes, this recognized gain will only increase TS Holdings’ outside tax basis in the ILTS membership interest and will not result in an increase in the outside tax basis of The Tile Shop interests held by ILTS or a deemed increase in the assets of The Tile Shop which relate to The Tile Shop interests held by ILTS.

Background on Pro Forma Adjustment (J)

Pro Forma Adjustment (J) to the Company’s Unaudited Pro Forma Condensed Combined Financial Information reflects that TS Holdings will record $43.65 million of deferred tax assets on the date of the Business Combination. The Company respectfully submits that the $43.65 million amount referenced in Pro Forma Adjustment (J) is a tax-effected deferred tax amount assuming that the Business Combination occurred on June 30, 2012. The $43.65 million amount represents the book/tax basis difference, including the following:  (i) historical outside basis difference at December 31, 2011, (ii) outside basis differences occurring in 2012 prior to the Business Combination, (iii) transaction costs related to the Business Combination, and (iv) the tax basis increase of The Tile Shop membership interests directly held by TS Holdings related to the Business Combination. At June 30, 2012, outside basis differences ((i) and (ii) above) prior to the Business Combination totaled $9.65 million, which have been tax-effected at the 40% statutory rate. The $34 million increase in basis resulting from the Business Combination (related to (iii) and (iv) above), tax-effected at a rate of 40%, plus the historical amount of $9.65 million equals the deferred tax asset of $43.65 million recorded in the Company’s revised Unaudited Pro Forma Condensed Combined Balance Sheet.

Disposition of Existing Inside Basis

In response to the Staff’s comment regarding the disposition of the existing inside tax basis difference previously disclosed, the Company respectfully submits that the inside tax basis difference will not be eliminated as a result of The Tile Shop’s election under Section 754 of the Code or the consummation of the Business Combination. The existing inside tax basis difference in The Tile Shop assets is included in the outside tax basis difference, as set forth in (i) and (ii) in the section entitled “Background on Pro Forma Adjustment (J)” above. As discussed above, the outside tax basis will increase substantially as a result of the tax basis increase that results from the Business Combination.

In addition, the $4.1 million inside basis difference previously disclosed in The Tile Shop’s financial statements was not appropriately computed. The Company believes that the amount previously reflected in the tax disclosure in The Tile Shop’s financial statements should not have been disclosed therein, as it is only relevant to readers of The Tile Shop’s financial statement after the occurrence of the Business Combination. Accordingly, the Company has removed this disclosure from The Tile Shop’s financial statements.

Tax Treatment of the Business Combination

In response to the Staff’s comment regarding the tax treatment of the Business Combination, the Company respectfully submits that the Business Combination is neither a stock acquisition nor an asset acquisition for tax purposes, but rather a contribution and merger transaction as described above. As described above, the Business Combination will result in an increase in TS Holdings’ outside basis in its directly held membership interests in The Tile Shop. In addition, as a result of The Tile Shop’s election under Section 754 of the Code, TS Holdings will receive a deemed increase in a portion of The Tile Shop’s inside basis in its assets. The outside tax basis differences will primarily be recovered through tax allocations under Section 754 of the Code, representing the owner’s increase in the underlying assets. These allocations will provide additional tax benefits in the future to the owner of the interest, and therefore result in an increase to the deferred tax asset as a result of the Business Combination.

The determination of basis differences are inherently based upon the tax treatment of the asset and/or the tax status of the entity as provided by the applicable jurisdiction’s tax law. Based upon the tax nature of partnerships, it is generally accepted by major accounting firms that deferred taxes related to an investment in a foreign or domestic partnership (and other flow-through entities that are taxed as partnerships, such as multi-member limited liability companies) should be measured based on the difference between the financial statement carrying amount of the investment and its tax basis (i.e., its outside basis difference).  Consistent with this treatment, deferred taxes are not provided on book/tax basis differences within the partnership because those differences are inherently captured in the outside basis difference, regardless of whether the book investment in the partnership is accounted for using the cost or equity method, consolidated or pro-rata consolidated. Accordingly, the deferred taxes presented in the Company’s Unaudited Pro Forma Condensed Combined Financial Information are calculated based on the outside tax basis differences of TS Holdings’ interests in The Tile Shop.

Assistant Director Mara L. Ransom

July 31, 2012

Calculation of Deferred Tax Asset

In response to the Staff’s comment regarding the calculation of the deferred tax asset, the Company respectfully directs the Staff to the Company’s response in the section entitled “Background on Pro Forma Adjustment (J)” above.

Authoritative Guidance

In response to the Staff’s comment regarding the authoritative guidance relied upon, the Company respectfully submits that the Business Combination is neither a stock acquisition nor an asset acquisition for tax purposes, but rather a contribution and merger transaction as described in the section entitled “Tax Treatment of the Business Combination” above. The section entitled “Tax Treatment of the Business Combination” above also describes the guidance relied upon by the Company in this regard.

The Tile Shop’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 120

Liquidity and Capital Resources, page 126

8.	We note your response to comment 46 in our letter dated July 19, 2012. Please also disclose whether the reduction in cash and working capital of up to $15 million dollars that could result from redemption payments due to JWCAC shareholders will impact your ability to meet the covenants of the credit agreement detailed in the second paragraph of this section.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that the reduction in cash and working capital of up to $15 million dollars that could result from redemption payments due to JWCAC shareholders will not impact the Company’s ability to meet the covenants of the referenced credit agreement.

Assistant Director Mara L. Ransom

July 31, 2012

TS Holdings Management After the Business Combination, page 131

9.	We note your response to comment 48 in our letter dated July 19, 2012. We further note that the description of Mr. Rucker’s previous business experience does not appear to include experience performing any of the functions typically performed by the chief financial officer of a public company. Please include a risk factor regarding the fact that you currently do not have a chief financial officer and describe any associated risks, including your CEO’s lack of experience in maintaining the financial reporting obligations of a public company.

Response

The Company has revised the disclosure to reflect that it has hired a chief financial officer effective upon the consummation of the Business Combination.

Beneficial Ownership of Securities, page 149

10.	We note your response to comment 49 in our letter dated July 19, 2012. Please also disclose the number of outstanding securities on which the calculations of JWCAC pre-business combination are based.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include the number of outstanding securities on which the calculations of JWCAC pre-business combination beneficial ownership are based.

*         *         *         *         *

Assistant Director Mara L. Ransom

July 31, 2012

Please contact me, Susan E. Pravda, Esq. or Gabor Garai, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Paul D. Broude

Paul D. Broude

cc:	Robert A. Rucker, Chief Executive Officer

Joel Rubinstein, McDermott Will & Emery LLP

Jim Allegretto, Senior Assistant Chief Accountant

Donna Di Silvio, Staff Accountant

Dieter King, Legal Branch Chief

Lisa Kohl, Staff Attorney